June 3, 2014

VIA FAX, OVERNIGHT MAIL AND EDGAR

Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp Definitive Proxy on Form 14A Filed April 30, 2014 File No. 0-13292

Dear Mr. Stertzel:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2014 (the “Staff Letter”) with respect to the Company’s Definitive Proxy on Form 14-A filed April 30, 2014 (the “Proxy”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 703-813-6968 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

Definitive Proxy Statement

Component 1– Profitability, page 24

Staff’s Comment:

1.	We note disclosure that the cash bonus has three corporate and divisional components of its annual profitability goals – pre-tax income, rental return on rental equipment and total company sales, general and administrative expenses and that you have disclosed both the pre-tax income goal and amount actually achieved. In future filings, please disclose the goals and actual achievement amounts for rental return on rental equipment and total company sales, general and administrative expenses achieved.

Securities and Exchange Commission

June 3, 2014

Page Two

Company’s Response:

The Staff’s comment is duly noted, and the Company will revise its disclosure, as appropriate, in its future filings.

Long-Term Incentive compensation, page 27

Staff’s Comment:

2.	In future filings, please clearly disclose factors, goals, and Compensia analysis used to determine the amount of long-term equity compensation actually awarded to each of your named executive officers.

Company’s Response:

The Staff’s comment is duly noted, and the Company will revise its disclosure, as appropriate, in its future filings.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Proxy, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, Randle Rose, our chief administrative officer at (925) 453-3104, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt Senior Vice President and Chief Financial Officer

cc:	W. John Cash Division of Corporation Finance United States Securities and Exchange Commission Jaclyn Liu, Esq. Morrison & Foerster LLP Mike Rebholtz Grant Thornton LLP